Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of August, 2018

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         X                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                         No         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                         No         X

ULTRAPAR HOLDINGS INC.

ITEM

1.	Market Announcement

ULTRAPAR PARTICIPAÇÕES S.A. Publicly-Traded Company CNPJ nº 33.256.439/0001- 39 NIRE 35.300.109.724 MARKET ANNOUNCEMENT

São Paulo, July 31, 2018 – Ultrapar Participações S.A. informs that, according to the media, the Public Prosecutor for the Consumer Division in the city of Curitiba and the Parana State Police Anti-Corruption Division initiated today the operation called “Controlled Margin” in the city of Curitiba, Parana state, involving employees from fuel distribution companies, among them Ipiranga Produtos de Petróleo S.A. According to information provided by the Public Prosecutor in the state of Parana, this is an investigation on suspicion of fuel-price fixing at the pump in branded gas stations in the city of Curitiba. Ipiranga will evaluate the facts attributed to its employees and it is available to clarify any inquiry from the authorities.

Also on this date, Ipiranga became aware of the receipt of the criminal complaint filed by the Public Prosecutor of the First Criminal Court of Brasilia against resellers and employees of distribution companies, among which two former employees of Ipiranga, for alleged criminal acts against the economic order. The referred decision determined the blockade of assets and financial investments of individuals and companies, including R$ 156 million of bank accounts of Ipiranga, which is not a party in the process and will appeal against such decision.

Ultrapar reinforces its commitment to the highest ethical standards, as well as with the best competitive practices and respect to the consumer. The Company emphasizes that it does not promote illegal practices and does not tolerate activities that violate its Compliance Program, besides valuing transparency and ethics in all its actions and relations.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2018

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Market Announcement)